TSX: GAM / NYSE: GRS / BSX: GL7
1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold Reports Best Ever Quarter for Gold & Silver Production plus Best Ever Cash Cost Performance.
Gammon also Provides Guidance for 2009 which Targets up to 33% and 55% Improvement in Gold and Silver Production Respectively Over 2008

Halifax, January 12, 2009: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS):  Subject to the year-end independent external audit and annual accounts finalization, Gammon is pleased to report a record operating quarter as highlighted below:

Unaudited Consolidated Highlights

Q4 2008

•

Gold production of 43,768 ounces

•

Silver production of 1,649,893 ounces

•

Gold equivalent production of 64,889 ounces (at a 79:1 gold-to-silver ratio)

(73,458 adjusted gold equivalent ounces at the 56:1 gold-to-silver ratio realized in Q4 2007)

•

Cash costs of $439 per gold equivalent ounce (at a 79:1 gold-to-silver ratio)

($388 per adjusted gold equivalent ounce at the 56:1 gold-to-silver ratio realized in Q4 2007)

 2008 Full Year

•

Gold production of 154,428 ounces

•

Silver production of 5,778,874 ounces

•

Gold equivalent production of 251,510 (at a 59:1 gold-to-silver ratio) (266,006 adjusted gold equivalent ounces at the 52:1 gold-to-silver ratio realized in 2007)

•

Cash costs of $539 per gold equivalent ounce (at a 59:1 gold-to-silver ratio) ($510 per adjusted gold equivalent ounce at the 52:1 gold-to-silver ratio realized in 2007)

Note: The Q4 2008 and full year 2008 cash cost per gold equivalent ounce results are anticipated to decrease further from the current reported results due to the pending reversal of a portion of the adverse mark-to-market valuation adjustment previously recognized by the Company in Q3, 2008, reflecting improved precious metal and foreign exchange market conditions relative to Q3, 2008. Revisions to cash costs will be provided in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

2009 Guidance

•

Gold production from 185,000 to 205,000 ounces

•

Silver production from 8,170,000 to 8,945,000 ounces

•

Gold equivalent production from 290,000 to 320,000 ounces (at a 78:1 gold-to-silver ratio) (from 333,000 to 367,000 adjusted gold equivalent ounces at a 55:1 gold-to-silver ratio assumed in the Company’s March 31, 2008 three-year guidance)

•

Cash costs from $410 to $445 per gold equivalent ounce (at a 78:1 gold-to-silver ratio)(from $360 to $390 per adjusted gold equivalent ounce at the 55:1 gold-to-silver ratio assumed in the Company’s March 31, 2008 three-year guidance)

Unaudited Consolidated Q4 2008 Production and Cash Costs

•

Gold production of 43,768 ounces (59% improvement over Q4 2007)

•

Silver production of 1,649,893 ounces (45% improvement over Q4 2007)

•

Gold equivalent production of 64,889 ounces at a 79:1 gold-to-silver ratio (35% improvement over Q4 2007)

•

Adjusted gold equivalent production of 73,458 ounces (53% improvement over 2007 using the same gold-to-silver ratio of 56:1 realized in Q4 2007)

•

Cash costs of $439 per gold equivalent ounce at the realized 79:1 gold-to-silver ratio (35% improvement over Q4 2007)

•

Cash costs of $388 per adjusted gold equivalent ounce at the 56:1 gold-to-silver ratio realized in Q4 2007  (43% improvement over Q4 2007)

Consolidated Production Q4 2007 vs Q4 2008
Gold & Gold Eq. Ounces
Silver Ounces
70,000
60,000
50,000
40,000
30,000
20,000
10,000
1,700,000
1,600,000
1,500,000
1,400,000
1,300,000
1,200,000
1,100,000
1,000,000
900,000
800,000
27,571
48,184
1,140,797
43,768
64,889
1,649,893
2007
2008
Gold Ounces
Gold Eq Ounces
Silver Ounces

Total cash costs for Q4 2008 of $439 per gold equivalent ounce represents the Company’s best ever quarterly cash cost performance and was achieved despite the unfavorable gold-to-silver ratio of 79:1 during the quarter.

The success achieved to date in improving productivity and operational efficiencies is also reflected in the strength of the Company’s positive Operating Cash Flow performance which has increased by $6.3 million (233%) over the same period in 2007. This positive momentum is expected to carry forward into 2009 as we continue to benefit from the ongoing processing expansion at Ocampo and our targeted operational effectiveness initiatives.

Unaudited Consolidated 2008 Full Year Performance

2008 was an impressive year for the Ocampo Mine where the productivity challenges experienced during the 2007 commissioning have been largely addressed. Concurrent to the turnaround plan, the Company took advantage of 2008’s improved gold and silver prices to launch an aggressive expansionary program to further leverage the productivity gains realized to date.

Key to the Company’s further expansion program is the multiple-phased mill processing facility expansion at Ocampo that will more than double the 2007 realized mill processing rate. This additional capacity has only just begun to positively contribute to the improvements achieved in 2008 and will favorably augment Gammon’s production profile in 2009 and beyond.

The success of the turnaround strategy is evident in the full-year results achieved in 2008 as compared to 2007, as provided below:

•

Gold production of 154,428 ounces (27% improvement over 2007)

•

Silver production of 5,778,874 ounces (15% improvement over 2007)

•

Gold equivalent production of 251,510 ounces at the realized 59:1 gold-to-silver ratio (15% improvement over 2007)

•

Adjusted gold equivalent production of 266,006 ounces at the gold-to-silver ratio of 52:1 realized in 2007 (22% improvement over 2007)

•

Cash costs of $539 per gold equivalent ounce at the realized 59:1 gold-to-silver ratio (20% improvement over 2007)

•

Cash costs of $510 per adjusted gold equivalent ounce at the 52:1 gold-to-silver ratio realized in 2007 (24% improvement over 2007)

Consolidated Production 2007 vs 2008
Gold & Gold Eq. Ounces
280,000
250,000
220,000
190,000
160,000
130,000
100,000
70,000
40,000
121,387
218,734
5,035,704
154,428
251,510
5,778,874
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
Silver Ounces
2007
2008
Gold Ounces
Gold Eq Ounces
Silver Ounces

The chart below depicts the 2008 gold equivalent production and cash costs performance (at the realized gold-to-silver ratio of 59:1) as compared to the Company’s Three-Year Guidance provided on March 31, 2008 (incorporating an assumed gold-to-silver equivalency ratio of 55:1). This comparison demonstrates that the Company’s production and cash cost results were in-line with the full year guidance ranges if not for the adverse change in the gold equivalent ratio in the latter part of the year.  As previously mentioned, it should be noted that the total cash cost per ounce charts below do not reflect the pending reduction in total cash costs from the reversal of a portion of the adverse mark-to-market valuation adjustment previously recognized by the Company in Q3, 2008.

2008 Production vs Guidance
280,000
260,000
240,000
220,000
200,000
180,000
160,000
140,000
120,000
Gold Eq. Ounces
High Range
Low Range
251,510
259,175
Aue (59.5:1)
Aue (55.17:1)

2008 Total Cash Costs vs Guidance
US$ per Gold Eq. Ounce
550
500
450
400
350
300
High Range
Low Range
539
523
Aue (59.5:1)
Aue (55.17:1)

Relative to 2007, Operating Cash Flow improved by $89 million (262%) to $55 million with the majority of this improvement being attributable to the positive operational performance results realized from the combined turnaround and expansionary programs.

“Despite only commissioning the Phase I mill expansion at the Ocampo Mine in mid-November, we are   particularly encouraged by the positive operational performance in the fourth quarter, which has resulted in the Company reporting some of its best ever performance results. Cost reductions are being achieved at our Ocampo mine as we realize the benefits of many initiatives, principally the Phase I mill expansion, optimized cyanide consumption levels and a reduction in the open pit stripping ratio. We anticipate seeing further improvements in operating costs at Ocampo once we complete the Phase II mill expansion and fully connect to the electrical grid power network to eliminate the need for costly diesel fueled power generation” stated René Marion, Chief Executive Officer of Gammon Gold. “2008 was the first full year where the new management team was in place, collectively meeting numerous milestones throughout the year. Although Ocampo delivered excellent results in 2008, the full impact of the benefits has not yet been fully reflected, thereby positioning 2009 as a great year for further, realizable growth. While many companies have been forced to delay expansionary projects due to liquidity constraints, the vast majority of the Gammon’s expansionary capital program has been completed and financed internally which positions the Company well in terms of its financial footing.”

Operations

Unaudited Q4 2008 Ocampo Production & Cash Costs

•

Gold production of 33,877 ounces (73% improvement over Q4 2007)

•

Silver production of 1,176,427 ounces (58% improvement over Q4 2007)

•

Gold equivalent production of 48,922 ounces at the realized gold-to-silver ratio of 78:1 (48% improvement over Q4 2007)

•

Adjusted gold equivalent production of 55,051 ounces at the 56:1 gold-to-silver ratio realized in Q4 2007 (66% improvement over Q4 2007)

•

Cash costs of $395 per gold equivalent ounce at the realized 78:1 gold-to-silver ratio (37% improvement over Q4 2007)

•

Cash costs of $351 per adjusted gold equivalent ounce at the 56:1 gold-to-silver ratio realized in Q4 2007 (56% improvement over Q4 2007)

Unaudited Q4 2008 El Cubo Production & Cash Costs

•

Gold production of 9,891 ounces (23% improvement over Q4 2007)

•

Silver production of 473,466 ounces (20% improvement over Q4 2007)

•

Gold equivalent production of 15,967 ounces at the realized 78:1 gold-to-silver ratio (6% improvement over Q4 2007)

•

Adjusted gold equivalent production of 18,412 ounces at the 56:1 gold-to-silver ratio realized in Q4 2007 (22% improvement over Q4 2007)

•

Cash costs of $572 per gold equivalent ounce at the realized 78:1 gold-to-silver ratio (29% improvement over Q4 2007)

•

Cash costs of $495 per adjusted gold equivalent ounce at the 56:1 gold-to-silver ratio realized in Q4 2007 (38% improvement over Q4 2007)

	OCAMPO		EL CUBO		CONSOLIDATED
	Q4 2008	Q4 2007	Q4 2008	Q4 2007	Q4 2008	Q4 2007
Gold ounces produced	33,877	19,553	9,891	8,018	43,768	27,571
Silver ounces produced	1,176,427	746,060	473,466	394,737	1,649,893	1,140,797
Gold equivalent ounces produced	48,922	33,070	15,967	15,114	64,889	48,184
Gold ounces sold	31,671	20,647	9,333	8,018	41,004	28,665
Silver ounces sold	1,083,571	788,992	450,747	394,737	1,534,318	1,183,729
Gold equivalent ounces sold	45,546	34,855	15,116	15,114	60,662	49,969
Total cash costs per gold equivalent ounce	$395	$624	$572	$803	$439	$676
Total cash costs per gold ounce	$216	$505	$466	$805	$273	$589

	OCAMPO		EL CUBO		CONSOLIDATED
	2008	2007	2008	2007	2008	2007
Gold ounces produced	115,656	87,647	38,767	33,740	154,428	121,387
Silver ounces produced	3,995,725	3,453,388	1,783,145	1,582,316	5,778,874	5,035,704
Gold equivalent ounces produced	182,400	154,423	69,142	64,311	251,510	218,734
Gold ounces sold	112,682	87,357	37,964	33,740	150,646	121,097
Silver ounces sold	3,867,178	3,445,667	1,739,361	1,582,316	5,606,539	5,027,983
Gold equivalent ounces sold	177,404	153,961	67,624	64,311	245,028	218,272
Total cash costs per gold equivalent ounce	$501	$702	$639	$593	$539	$670
Total cash costs per gold ounce	$285	$703	$465	$511	$331	$614

“During Q4, 2008, the Ocampo team has achieved record production levels and cash cost performance along with many other key performance indicators. With Phase I of the mill expansion now fully commissioned, processing rates remain in line with the new nameplate capacity of 2,400 to 2,600 tonnes per operating day. Phase II of the mill expansion is underway and is expected to more than double average 2007 mill throughput rate by mid-2009. The capital requirements related to the mill expansion program were minimal yet the impact of the increased capacity is substantial with a very short term payback.” stated Russell Tremayne, Chief Operating Officer of Gammon Gold. “We have been very proactive in adapting our operations to the current market environment and the flexibility of our mine plan has allowed us to quickly and decisively respond to market influences.”

2009 Outlook

Based on the increase in processing capacity at Ocampo and overall productivity improvements throughout our operations, the Company has provided updated guidance for 2009.

2009 Consolidated Guidance

•

Gold production of 185,000 to 205,000 Ounces (33% improvement over 2008, 69% over 2007)

•

Silver production of 8,170,000 to 8,945,000 Ounces (55% improvement over 2008, 78% over 2007)

•

Gold equivalent production of 290,000 to 320,000 ounces at an assumed gold-to-silver equivalency ratio of 78:1 (45% of this production anticipated in H1, 2009, and 55% in H2, 2009)

•

Adjusted gold equivalent production of 333,000 to 367,000 ounces at a 55:1 gold-to-silver ratio as assumed in the Company’s March 31, 2008 three-year guidance

•

Cash costs per gold equivalent ounce of $410 to $445 at the assumed 78:1 gold-to-silver equivalency ratio

•

Cash costs per adjusted gold equivalent ounce of $360 to $390 at a 55:1 gold-to-silver ratio as assumed in the Company’s March 31, 2008 three-year guidance

In responding to the current period of economic and commodity price volatility, management has completed a detailed fiscal review that focused on eliminating and/or deferring all non-business-critical and discretionary investment expenditures. As part of this review, management felt it was prudent to temporarily defer work at the Guadalupe y Calvo advanced exploration development project to maximize company-wide cash flow generation. As part of the Scoping Study for this project that was scheduled for completion in Q1 2009, the Company completed 126 holes for 38,339 metres in 2008, bringing the project total drilling to 183 holes for 52,075 metres.  Further drilling and engineering work required to complete the Scoping Study has been temporarily postponed.  The Company will continue to re-evaluate this decision on a periodic basis.

“We anticipate further improved performance results in 2009, underpinned by the strategies developed and largely executed on in 2008,” stated Mr. Marion. “What is particularly significant is that assuming a 55:1 gold-to-silver ratio as per the three-year guidance released on March 31, 2008, our 2009 guidance for gold equivalent production is anticipated to be between 333,000 and 367,000 gold equivalent ounces at a cash cost of between $360 and $390 per gold equivalent ounce. This is more in line with the March 31, 2008 guidance provided for 2010 and is up to a 68% production improvement over 2007 with a cash cost reduction of up to 45% over the same 2-year period. Our 2009 business plan is based on conservative metal price assumptions and we continue to believe that we are well positioned to fully fund our business model internally.”

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion Chief Executive Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.  US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital  expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, any decrease in cash costs for Q4 2008 and full year 2008 resulting from a reversal of the mark-to-market valuation adjustment made in Q3 2008, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase II mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual  results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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